Exhibit 99.1

 Lavie Bio  Introduction  August 2023

 Forward looking statement  This presentation contains "forward-looking statements" relating to future events, and Lavie Bio (the “Company”) and its parent, Evogene Ltd. (“Evogene”), may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting us that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”) and other securities laws, as amended. Statements that are not statements of historical fact may be deemed to be forward-looking statements.Such forward-looking statements may be identified by the use of such words as “believe”, “expect”, “anticipate”, “should”, “planned”, “estimated”, “intend” and “potential” or words of similar meaning. We are using forward-looking statements in this presentation when we discuss our value drivers, product pipeline, future sales, commercialization efforts and timing, product development and launches, estimated market sizes and milestones, as well as the capabilities of Evogene’s and our technology.   Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Readers are cautioned that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be made in this presentation. Therefore, actual future results, performance or achievements, and trends in the future may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond our control, including, without limitation, those described in greater detail in Evogene's Annual Report on Form 20-F and in other information Evogene files and furnishes with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including those factors under the heading “Risk Factors”.   Except as required by applicable securities laws, we disclaim any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.  The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or the Company, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene or the Company.  The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of our products or services.  2

 Lavie Bio – In a Nutshell  Ag-Biologicals Rapidly GrowingMarket  Unique AI Tech-Platform and Data Assets  Broad &DiversePipeline  8 programs –new product launch expected every 1-2 years  Leveraging AI technology to increase:   Microbe selection predictability by 10X  Microbe efficiency by 20%   The ag-biologicals market is expected to grow at a double digit CAGR  Strategic Partners & Investors  2 Revenue Generating Graduated Programs

 The Challenge  Grow more food with less environmental impact  Efficiency  Sustainability  Climate Change  Unstable weather patterns  Drought & higher temperatures  Increased extreme weather  Pest & Disease Outbreaks  Deregulation of existing pesticides  Resistance development to chemicals  Fewer new product introductions  Regulatory Restrictions  Limiting the use of chemicals  Enforcing regenerative practices  Regulating food imports   Consumer Demands  Healthier food  Higher quality   Sustainable production

 5  Ag-biologicals is relatively a newcomer to the huge $200B ag-inputs market  Chemical Fertilizers  $130B  $60B  $10B  Ag-Biologicals  * The amounts described herein are based on Markets and Markets, Research and Markets, Vantage Market Research and company’s analysis  Crop Protection Chemicals

 10  16  26  12.9% CAGR  E  * Company estimations, based on data shared by Dunham Trimmer during ABIM 2022, as well as reports from Markets and Markets, Research and Markets, Vantage Market Research  Sustainability  Renewable resources  Increased uptake of fertilizers  Consumer Health  Less residues  Less applicator exposure  Regenerative Agriculture  Improving soil fertility  Integrated pest management  Ag-Biologicals Could be the Solution Driving healthier crops, while preserving the soil

 Chemical Crop Protection   & Fertilizers  Ag-Biologicals  Today  Next  Generation  ?  Sustainability  +  +++  +++  Efficacy  +++  ++  +++  Consistency  +++  +  +++  Commercial viability  +++  +  +++  However,Ag-Biologicals are Strugglingstill not efficient as ‘traditional’ solutions  Efficiency

 Lavie Bio – Next Generation Ag-BiologicalsEfficient & Sustainable Products  Chemical Crop Protection   & Fertilizers  Ag-Biologicals  Today  Ag-Biologicals   Sustainability  +  +++  +++  Efficacy  +++  ++  +++  Consistency  +++  +  +++  Commercial viability  +++  +  +++  Efficiency

 9  Our Mission  Improve food quality, sustainabilityand agriculture productivity through microbiome based, AI-driven, ag-biological products

 The Power of the Microbiome  Billions of microbes make a difference!  Billions of microbes integral to plant-related ecosystems impact the entire plant lifecycle   Surrounding microbes generate nature’s largest ‘function bank’ for plant growth and development  These microbes act as a ‘live engine’ supporting yield production in the field

 Commercialization  Optimization  Discovery  ApprovedProduct  The challenge: finding the winning candidates out of a vast number of possible microbes that address a complex myriad of criteria, to reach successful products  Ag-Biological Product Development The ultimate case of finding “the needle in the haystack”  Product Candidates

 12  Lavie Bio’s proprietary BDD platform leverages advanced computational technologies that incorporate deep scientific understanding together with big data and advanced AI, to successfully discover & guide the development of novel ag-biological products  Lavie Bio’s Tech Edge: The Biology Driven Design (BDD) Platform   BIG DATA  BIOLOGY  AI  Powered by

BDD Platform - Function-Based Product Discovery

Decoding the natural diversity of genetic functionality

BDD platfrom

Clear product requirements

crop, region, disease, weather conditions, yield…

→

Translate requirements into functions

Efficacy, shelf life, drought tolerance, nutrient uptake…

→

Identify min microbes with max functions

World leading microbial bank

TAXON Biosciences

→

Microbiome gene pool

MicroBoost AI

→

Microbiome function catalog

MicroBoost AI

→

Lead Product Candidates

The BDD platform increases microbe selection predictability by 10X

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BDD Platform - Function-Based Product Optimization

Maximizing performance of leading microbes

BDD platfrom



Efficiency
Existing Biologicals
Existing Chemicals

Lead Product Candidates

Identify functions for optimization

Efficacy, shelf life, drought tolerance, nutrient uptake...

Optimize functions – proprietary methods

Micro Boost AI

- Genetics
- Fermentation
- Formulation



Thrivus



Efficiency
Existing Biologicals
Existing Chemicals

Ready for commercialization

The BDD increases microbe efficiency by ~20%

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 Discovery  billions > promising few  Optimization  promising few > product  Commercialization  product > global expansion   End-to-End CapabilitiesFrom product concept to commercialization

 Lavie Bio –Breaking the Efficiency/ Sustainability Trade-off  High  Low  Low  High  Efficiency   Efficacy  Consistency  Commercial Viability  Sustainability   Chemical Crop Protection   & Fertilizers  Ag-Biologicals(today)  16  Case Study - Thrivus

 Efficiency - Proven Capabilities Bio-inoculant for cereal grains*  Sold in USA**& expanding globally  Superior performancethan alternatives  Consistent performance providing a 4:1 ROI to farmers  Check  2%  1%  3%  4%  6%  Other Ag-Biologicals Control  Yield improvement (%)   5%  *Thrivus has regulatory approval in the US & Canada for all small grains including wheat, Barley, Durum, Oats, soybeans, canola, and others. Data was gathered in large side-by-side field trials in the US  ** In 2023 Thrivus was sold for wheat and Durum. 2023 trials for barley and oats look promising for potential 2024 expansion

 Sustainability - Proven Capabilities Bio-inoculant for cereal grains  Growers are financially rewarded for advancing sustainability  Use Thrivus bioinoculant for $8/acre   Realize yield improvement of ± 4 bushels per acre on average from Thrivus  Enroll in the Ceres Global sustainability program  As part of the Ceres program, paid upon delivery a $2.50/acre premium for advancing sustainability (subsidized by food companies)  * Thrivus is a combination of 2 synergistic bacteria strains which improve nutrient availability & uptake, improving plant health

Our Product Pipeline

An engine for new product launch every 1-2 years

Product program	Product focus	Target market*	Potential expansion**	2022	2023	2024	2025	2026	2027	2028
Bio-Stimulants										
Thrivus INOCULANT	Seed treatment, Spring wheat North America	25M ACRES wheat North America	500M ACRES	product launch year						
LAV228 Bio-stimulants 2	Seed treatment Soy N.A, Europe	85M ACRES soy US	180M ACRES					Expected product launch year		
Bio-stimulants 3	Foliar treatment Soy Brazil, US & LATAM	100M ACRES soy Brazil	140M ACRES						Expected product launch year	
Bio-stimulants 4	Foliar treatment Cotton Brazil, US, India	40M ACRES cotton Brazil, US, & India	90M ACRES							Expected product launch year
Bio-Pesticides										
LAV311 BIOFUNGICIDE Fruit rots	Foliar treatment Fruits & Veg Europe. N.A	>$200M grapes chemicals usage	+$800M Additional Fruits & Veg			product launch year				
LAV321 Downey mildew	Foliar treatment Fruits & Veg Europe. N.A	>$350M grapes chemicals usage	+$150M Additional Fruits & Veg					product launch year		
LAV332 Seedling disease (Pythium)	Seed treatment, Corn, soy, F&V Europe, N.A	>$500M	<$200M						Expected product launch year	
LAV441, LAV442 Bio-Insecticides	Seed treatment, Corn, soy Europe, N.A	>$1.5B existing traits and chemicals market	<$500M							Expected product launch year

* Company estimations for the target market of initial crops and disease based on FAO, OECD & USDA data
** Company estimations for total addressable market including potential geographies & crop expansions product launch year — Expected product launch year

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 Product ExampleA bio-control product for vineyards (fruit rot)  Consistent performance in preventative application over 3 years (validated by Corteva)  Superior performance compared to competing biological control products, similar results to chemicals  Integrated spray programs showed potential reduction of 3-5 chemical applications* per season  Potential annual product sales >$100m**  Untreated   Chemical   * Program included alternating applications between chemical and LAV311 across the season. ** Lavie Bio’s assessment  *

 Product ExampleA bio-control for vineyards & vegetables (Downey Mildew & Late Blight)  Field proven against Downy Mildew (grapes) & Late Blight (potato & tomato)  2 years testing by 4 multinationals with consistent performance & strong results  Limited solutions in the market due to pest resistance and regulatory constraints  Potential annual productsales >$100m*  * Lavie Bio’s assessment  Control  Control

 Single Product Market PotentialFrom focused development to large market potential  HRS Wheat  Durum  Soy  Barley  Oats  Canola  Regions  USA  Canada  Europe  India  LATAM  Australia  Turkey  Brazil  One country/  one crop  USA/HRS wheat  Multiple countries/  Multiple crops  Crops  2023

 Business Model  Direct model  Lavie Bio product  End-to-end product development  Production by contractor  Commercialization via direct channels  Revenues from sales  Licensing model   Lavie Bio ‘tech-inside’ product  End-to-end product development  Licensing by industry leader  Commercialization & production by partner  Revenues from upfront payment, milestones & royalties  +

 Direct  Model  G2M Step 1  Bottom-up demand generation and sales through regional distribution partners  Current Thrivus US distribution partners  G2M Step 2  Scale-up through national partners  Potential US national partners

 Licensing Model  Corteva to license Lavie Bio’s bio-fungicide LAV311 & LAV312 for fruit rot  Global exclusive license upon reaching diligence milestones  Deal terms:  Deal includes LAV311 as main strain and LAV312 as a back-up   $5M upfront payment  Future milestone payments  Royalties from future sales

Strategic Investors & Partners

Global leader in computational biology

- **Strategic Investor:**
  Evogene holdings – 70%

- **Strategic partner:**
  Exclusive long-term license for MicroBoost AI technology for agriculture

Global leader in seeds and ag-chemical products

- **Strategic Investor:**
  Corteva holdings – 28%
  $27M investment (Aug 2019)*

- **Strategic partner:**
  2 joint bio-pesticide development programs

Global leader in fertilizers and specialty minerals

- **Strategic Investor:**
  $10M SAFE investment (Aug 2022)

- **Strategic partner:**
  2 joint bio-stimulant development programs

**Includes $10M cash investment along with transfer of assets*

We've got the right team to nurture it

Management Team



Amit Noam
| CEO

An extensive experience in the agriculture and healthcare sectors, leading teams in the development and execution of commercialization strategies, driving long-term growth and value-creation for businesses



Dor Kestecher
| VP Business Development

10+ years of broad experience leading in agriculture product management, strategy, and development



Russel Putland
| EVP Commercial and US General Manager

30+ years of ag commercial leadership roles with 'ground up' experience in large multi-national organizations



Michael Ionesco
| VP Research

Innovative research leader with deep biotechnology, big data and informatics expertise



Amir Bercovitz
| VP Development

Extensive development and product expertise in the ag-biologicals field for 30+ years – led introductions of 5 commercial products



Yaron Eldad
CFO

Over 25 years of experience in various CFO positions in public and private technology and biotechnology companies,

Board of Directors



Ofer Haviv

Chairman of the board
Evogene's President and CEO



Frederic C. Beudot

Global Portfolio Leader for Biologicals at Corteva Agriscience



Elad Aharonson

President, Growing Solutions at ICL



Sassi Masliah

Vice President Corporate Development at Evogene



Trevor Thiessen

Senior agriculture executive, experienced in marketing, sales, and go-to-market

Summary  C  Broad & diverse pipeline of 8 bio-stimulant and bio-pesticide products targeting a new product launch every 1-2 years  B  Unique tech edge – enables to systematically bring sustainable ag-biological products to the market, with comparable efficiency to synthetic solutions  D   Proven end-to-end product development capabilities with 2 graduated programs generating revenues: Thrivus (direct model) & LAV311 (licensing model)  A  Ag-biologicals - a $10B market, forecasted to grow at a 13% CAGR over the next decade  E   Strong market acknowledgement - Corteva, ICL & Evogene as strategic investors & partners

 Thank you!